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8-31-2004

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SEC FILE NUMBER
8-25308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Keane Securities Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broadway
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter D. O'Hearn, Jr. (212) 422-1255
(Area Code – Telephone Number)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 6 2004
WASHINGTON, D.C. 179

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *If individual, state last, first, middle name*)

15 Maiden Lane, 5th Floor (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 01 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter D. O'Hearn, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keane Securities Co., Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter D. O'Hearn Jr.
Signature

Senior Vice President
Title

ALAN J. BERK
NOTARY PUBLIC, State of New York
No. 31-4874265
Qualified in New York County
Commission Expires Oct. 27 ~~18~~ 2006

Alan J. Berk
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEANE SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS' OF KEANE SECURITIES CO., INC.

We have audited the accompanying statement of financial condition of Keane Securities Co., Inc. as of June 30, 2004. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Securities Co., Inc. as of June 30, 2004 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
August 12, 2004

KEANE SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

Cash and cash equivalents	$ 156,124
Securities owned, at market value (Note 3)	372,195
Due from clearing broker (Note 4)	9,566
Accounts receivable - investment banking	10,000
Furniture and equipment, net of accumulated depreciation of $ 107,702	33,049
Other	10,186
	$ 591,120

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities	
Accounts payable and accrued expenses	$ 120,142
Obligation under capital lease (Note 6)	29,971
	150,113
Subordinated borrowings:	
Cash subordination agreements (Note 5)	646,000
Total liabilities	796,113
Stockholders' deficit:	
Common stock-	
Class A voting - $.10 par value 10,000 shares authorized; 6,478 shares issued and outstanding	648
Class B non-voting - $.10 par value 990,000 shares authorized; 250,000 shares issued and 160,248 shares outstanding	16,024
Additional paid-in capital	653,325
Accumulated deficit	(762,019)
	(92,022)
Less: Treasury stock	
Class A voting - 3,522 shares	
Class B non - voting - 89,752 shares	(112,971)
Total Stockholders' deficit	(204,993)
	591,120

See accompanying notes to the Statement of Financial Condition

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

Note 1 - Organization and Nature of Business

Keane Securities Co., Inc. (the "Company"), was incorporated in New York State on August 27, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 – Summary of Significant Accounting Policies

a) *Use of Estimates*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) *Revenue Recognition*

The Company records security transactions on a settlement date basis. The difference between settlement date and trade date is deemed immaterial. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

Note 2 – Summary of Significant Accounting Policies (Continued)

c) ***Security Valuation***

Investments in securities traded on a national securities exchange and the over-the-counter market are stated at their last reported sales price on the day of valuation. Securities for which no such market prices are available, or as to which, in the judgment of the Management, such market prices fail to accurately represent the amount realizable by the Company upon sale or liquidation, are valued at fair value as determined by Management.

d) ***Investment Banking***

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e) ***Commissions***

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

f) ***Property and Equipment***

Property and equipment are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

g) ***Cash & Cash Equivalents***

The Company considers demand deposits, money market funds and cash on hand to be cash.

Note 5 – Cash Subordination Agreements (Continued)

In addition to cash subordination agreements with corporate stockholders and officers, the Company on February 6, 1995 entered into a cash subordination agreement with Henderson Brothers Inc., the Company's then Clearing broker, for $200,000. During the year ended June 30, 2002, LaBranche Financial Services, Inc. assumed the Henderson Brothers Inc. subordination debenture. The debenture is due February 28, 2005. Interest is payable monthly at two percent above the brokers' call rate. The brokers' call rate was 2.50% at June 30, 2004.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 – Obligation Under Capital Lease

The Company is obligated under a capital lease for certain computer equipment. The obligation under the capital lease is reflected in the accompanying financial statements at the present value of future minimum lease payments, discounted at an interest rate of approximately 10%. The capitalized cost and accumulated depreciation of this equipment at June 30, 2004 was $54,401 and $27,201 respectively.

Future minimum payments under the capital lease are $16,640 for the years ending June 30, 2005 and 2006 for a total minimum commitment of $33,280.

Note 7 – Income Taxes

At June 30, 2004, the Company had net operating loss carryforwards of approximately $863,000 for income tax purposes. Since it is doubtful that such carryforwards will be utilized in the near term, a valuation allowance of approximately $371,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 7 – Income Taxes (continued)

The net operating loss carryforwards will expire as follows:

For the year ended June 30,	
2016	$149,000
2018	714,000
	$863,000

Note 8 – Net Capital Requirements

As a registered broker – dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Net capital and the related net capital rate may fluctuate on a daily basis. At June 30, 2004 the Company had net capital of $196,460, which exceeded the minimum requirement of $100,000 by $96,460 and the Company's capital ratio was 76.41%.

Note 9 – Commitments and Contingencies

a) ***Lease Obligations***
On August 7, 2000, the Company entered into a lease for office space for the period October 1, 2000 through October 31, 2005. Rent expense for the year ended June 30, 2004 amounted to $139,176.

The future minimum lease payments are as follows:

For the year ended June 30,	
2005	$249,545
2006	87,181
Total	$336,726

Note 10 – Uninsured Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 11 – Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.